Item 77(i) - Terms of New or Amended Securities
In response to Sub-Item 77i(b), Articles Supplementary to Articles of Incorporation, effective as of November 11, 2016 and December 21, 2016, of Lord Abbett Global Fund, Inc., a Maryland company, authorized and established new class of shares; such new classes were designated Class T and F3 shares, respectively.

The two Articles Supplementary to Articles of Incorporation are hereby attached as Items 77Q1(d).